AXIM International, Inc.
18 E 50th St 5th Floor
New York, NY 10022

June 13, 2014

Dr. George Anastassov
18 E 50th St 5th Floor
New York, NY 10022

Re : AXIM International, Inc.
Letter Agreement

Dear George:

On behalf of AXIM International, Inc. (the "Company"), we are pleased to confirm your employment in the position of Chief Executive Officer, Chief Financial Officer and Secretary pursuant to the terms and conditions of this Letter Agreement (the "Agreement"), effective as of June 1, 2014, and, subject to paragraph number 7 of this Agreement, continuing for an initial term of one (1) year (the "Initial Term"), and thereafter until this Agreement is terminated by either you or the Company.

You will be based out of New York, New York; *provided*, *however*, that the Company may from time to time require you to travel temporarily to other locations in connection with the Company's business. You will be responsible for such other duties and responsibilities that may reasonably be requested of you by the Company's Board of Directors (the "Board"). You will report to, and serve at the pleasure of, the Board.

1. Time Commitment; Best Efforts; Non-Compete. You will be required to devote such professional time as is necessary to perform of your obligations under this Agreement, and will at all times faithfully, industriously and to the best of your ability, experience and talent, perform all of the duties and responsibilities of your position(s). In furtherance of, and not in limitation of the foregoing, during the term of this Agreement, you further agree that the Company will be entitled to all of the benefits and profits arising from or incident to all such work, services and advice provided to the Company. In furtherance of, and not in limitation of the foregoing, during the term of this Agreement, and for an additional period of time for the lesser of: (i) such period of time which is agreed in writing by the parties; or (ii) three (3) years; you, and/or any business your are affiliated with, shall not engage or participate in any business that is in competition in any manner whatsoever with the current or anticipated business of the Company (the "Non-Compete Period").

GEA
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2.   Compensation; Insurance, Expenses.

(a)   Base Salary. In this exempt position, you will earn a starting salary of $20,000 per month ("Salary"), which is equivalent to $240,000 on an annualized basis, subject to applicable tax withholding. Your Salary will be payable bi-monthly on the first and fifteenth days of each month.

(b)   Directors and Officers Insurance. As soon as practicable, the Company will immediately obtain and maintain D&O insurance indemnifying you throughout your employment with, and in your capacity as an officer and director of, the Company.

(c)   Stock Grant. In further consideration for your services, as soon as practicable and subject to approval by the Company's Board of Directors, you will receive grants of restricted shares of the Company's common stock as follows:

i. Following 12 months of continuous employment, you will receive either; at the sole option of the Company, 500,000 restricted shares of Company common stock; or the financial equivalent in cash, based upon the average 10 day closing price as of the Company's commons stock immediately preceding the grant date, as quoted on Yahoo Finance.com.

ii. Following 15 months of continuous employment, and every three (3) months thereafter, you will receive either, at the sole option of the Company, 125,000 restricted shares of Company common stock; or the financial equivalent in cash, based upon the average 10 day closing price as of the Company's commons stock immediately preceding the grant date, as quoted on Yahoo Finance.com.

(d)   Expenses. The Company will reimburse you for all reasonable out-of-pocket business expenses incurred on behalf of the Company in the performance of your duties hereunder, in accordance with the Company's policies in effect, as may be modified from time to time. To obtain reimbursement, expenses shall be submitted promptly with appropriate supporting documentation therefor, in accordance with the Company's reimbursement policies.

(e)   Employee Benefits. The Company shall provide you with such regular employee plan benefits as are generally provided by the Company to its employees.

GEA
Anastassov Initials

(f)   <u>Change-in-Control Benefits</u>. In an event that this Agreement is prematurely terminated, or the Company is taken over or merged with another entity, unless such termination is for "Cause," you will continue to be compensated in accordance with this Section 2 for the Non-Compete Period (as defined above).

"Cause" in this agreement means:

(i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with Company;

(ii) intentional damage to companies assets;

(iii) intentional disclosure of Company's confidential information contrary to Company policies;

(iv) breach of your obligations under this Agreement;

(v) intentional engagement in any competitive activity which would constitute a breach of your duty of loyalty or of your obligations under this Agreement;

(vi) intentional breach of any of Company's policies;

(vii) the willful and continued failure to substantially perform your duties for Company (other than as a result of incapacity due to physical or mental illness); or

(viii) willful conduct by you that is demonstrably and materially injurious to Company, monetarily or otherwise.

For purposes of this paragraph, and act, or a failure to act, shall not be deemed willful or intentional, as those terms are defined herein, unless it is done, or omitted to be done, by you in bad faith or without a reasonable belief that your action or omission was in the best interest of Company. Failure to meet performance standards or objectives, by itself, does not constitute "Cause." "Cause" also includes any of the above grounds for dismissal regardless of whether Company learns of it before or after terminating your employment.

3.   <u>No Conflicting Obligations</u>. You understand and agree that by performing your duties, you represent to the Company that your performance will not breach any other agreement to which you are a party and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this Agreement or the Company's policies. You acknowledge that you have not, and agree that you are not to bring with you to

the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, the Company expects you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires, if any.

6.   General Obligations. As an employee, you will be expected to adhere to the Company's standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. Please note that the Company is an equal opportunity employer. The Company does not permit, and will not tolerate, the unlawful discrimination or harassment of any employees, consultants, or related third parties on the basis of sex, race, color, religion, age, national origin or ancestry, marital status, veteran status, mental or physical disability or medical condition, sexual orientation, pregnancy, childbirth or related medical condition, or any other status protected by applicable law.

7.   At-Will Employment. Your employment with the Company will be on an "at will" basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, including during the Initial Term, without further obligation or liability. This policy of at-will employment is the entire agreement as to the duration of your employment.

8.   Miscellaneous.

(a)   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

(b)   Governing Law and Venue. This Agreement will be governed by the laws of California, without regard to its conflict of laws provisions. Venue for any legal action shall be located in San Diego County, State of California.

(c)   Entire Agreement. This Agreement and the Confidentiality Agreement, which is incorporated herein by this reference, sets forth the terms of your employment with the Company and constitutes the entire agreement between and among the parties hereto with respect to the subject matter hereof, and supersedes in their entirety all prior negotiations and agreements with respect to such subject matter, whether written or oral.

GEA

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        (d)   <u>Severability</u>. The finding by a court of competent jurisdiction of the unenforceability, invalidity or illegality of any provision of this Agreement shall not render any other provision of this Agreement unenforceable, invalid or illegal. Such court shall have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision which most accurately represents the parties' intention with respect to the invalid or unenforceable term or provision.

        (e)   <u>Headings</u>. The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement.

        (f)   <u>Advice of Counsel; Construction</u>. This Agreement has been drafted by legal counsel to the Company, but you acknowledge your understanding that you have been advised to consult with an attorney prior to executing this Agreement (and by your execution hereof, you acknowledge that you have so consulted with an attorney of your choice or has knowingly and voluntarily waived such consultation), and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement.

        (g)   <u>Successors and Assigns</u>. This Agreement shall inure to the benefit of the successors and assigns of the Company and any of your successors and permitted assigns, and shall be binding upon the successors and assigns of the Company and you, including any of your executors, administrators or other legal representatives.

        (h)   <u>Modification</u>. This Agreement may not be modified or amended except by a written agreement signed by a majority of the Board.

        (i)   <u>Telecopy Execution and Delivery</u>. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

        (j)   <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all such counterparts together will constitute one and the same instrument.



To indicate your acceptance of the terms and conditions of your employment as Chief Executive Officer, Chief Financial Officer and Secretary with the Company as set forth herein, please initial each page were indicated, sign and date this Agreement in the space provided below, and promptly return it to the undersigned.

Very truly yours,

AXIM INTERNATIONAL, INC.

____
Name: Dr. Philip A. Van Damme
Title: Board Member

____
Name: Lekhram Changoer
Title: Board Member

ACCEPTED AND AGREED:

____
Dr. George Anastassov

GEA
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Dr. George Anastassov
18 E 50th St 5th Floor
New York, NY 10022

June 13, 2014
Page 6

      To indicate your acceptance of the terms and conditions of your employment as Chief Executive Officer, Chief Financial Officer and Secretary with the Company as set forth herein, please initial each page were indicated, sign and date this Agreement in the space provided below, and promptly return it to the undersigned.

Very truly yours,

AXIM INTERNATIONAL, INC.



Name: Dr. Philip A. Van Damme
Title: Board Member



Name: Lekhram Changoer MSc Bsc
Title: Board Member